SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2003

BioProgress PLC

(Translation of registrant’s name into English)

HOSTMOOR AVENUE

MARCH, CAMBRIDGESHIRE

UNITED KINGDOM. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of October, 2003.

Contents:

Enclosure 1.	Press release regarding Holdings in BioProgress PLC dated May 27, 2003.
Enclosure 2.	Press release regarding Holdings in BioProgress PLC dated May 28, 2003.
Enclosure 3.	Press release regarding Holdings in BioProgress PLC dated May 28, 2003.
Enclosure 4.	Press release regarding Holdings in BioProgress PLC dated May 28, 2003.
Enclosure 5.	Press release regarding Holdings in BioProgress PLC dated May 28, 2003.
Enclosure 6.	Press release regarding Holdings in BioProgress PLC dated June 18, 2003.
Enclosure 7.	Press release regarding Holdings in BioProgress PLC dated June 24, 2003.
Enclosure 8.	Press release regarding additional listing of BioProgress PLC shares dated July 24, 2003.
Enclosure 9.	Press release regarding Holdings in BioProgress PLC dated August 13, 2003.
Enclosure 10.	Press release regarding Holdings in BioProgress PLC dated August 14, 2003.
Enclosure 11.	Press release regarding delivery of TABWRAP machines dated August 13, 2003.
Enclosure 12.	Press release regarding additional listing of BioProgress PLC shares dated August 19, 2003.
Enclosure 13.	Press release regarding notice of results dated September 4, 2003.
Enclosure 14.	Press release regarding machine delivery and agreements dated September 9, 2003.
Enclosure 15.	Press release regarding 2 global strategic alliances dated September 15, 2003.
Enclosure 16.	Press release regarding Holdings in BioProgress PLC dated October 2, 2003.
Enclosure 17.	Press release regarding BioProgress PLC and FMC Polymer dated October 20, 2003.
Enclosure 18.	Press release regarding patent entitlement action dated October 21, 2003.

Enclosure 1.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bioprogress plc

2. Name of shareholder having a major interest

Prudential plc and certain of its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18.

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PRUCLT HSBC GIS NOM(UK) PPL AC—2,500,000

5. Number of shares/amount of stock acquired

Not disclosed

6. Percentage of issued class

N/A

7. Number of shares/amount of stock disposed

Not disclosed

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 1p each

10. Date of transaction

21st May 2003

11. Date company informed

23rd May 2003

12. Total holding following this notification

2,500,000

13. Total percentage holding of issued class following this notification

3.05%

14. Any additional information

15. Name of contact and telephone number for queries

Elizabeth Edwards, 01354 655674

16. Name and signature of authorised company official responsible for making this notification.

Elizabeth Edwards Company Secretary

Date of notification: 27th May 2003

Enclosure 2.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BioProgress plc

2. Name of shareholder having a major interest

Barry J Muncaster

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18.

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5. Number of shares/amount of stock acquired

Not disclosed

6. Percentage of issued class

N/A

7. Number of shares/amount of stock disposed

Not disclosed

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 1p each

10. Date of transaction

21st May 2003

11. Date company informed

25th May 2003

12. Total holding following this notification

3,928,634

13. Total percentage holding of issued class following this notification

4.8%

14. Any additional information

15. Name of contact and telephone number for queries

Elizabeth Edwards 01354 655674

16. Name and signature of authorised company official responsible for making this notification.

Elizabeth Edwards, Company Secretary

Date of notification: 28th May 2003

Enclosure 3.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BioProgress plc

2. Name of shareholder having a major interest

The Jade Partnership International Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18.

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5. Number of shares/amount of stock acquired

Not disclosed

6. Percentage of issued class

N/A

7. Number of shares/amount of stock disposed

Not disclosed

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 1p each

10. Date of transaction

21st May 2003

11. Date company informed

25th May 2003

12. Total holding following this notification

2,706,500

13. Total percentage holding of issued class following this notification

3.3%

14. Any additional information

15. Name of contact and telephone number for queries

Elizabeth Edwards 01354 655674

16. Name and signature of authorised company official responsible for making this notification.

Elizabeth Edwards, Company Secretary

Date of notification: 28th May 2003

Enclosure 4.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BioProgress plc

2. Name of shareholder having a major interest

The Jade Partnership International Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding or that person’s spouse or children under the age of 18.

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5. Number of shares/amount of stock acquired

Not disclosed

6. Percentage of issued class

N/A

7. Number of shares/amount of stock disposed

Not disclosed

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 1p each

10. Date of transaction

21st May 2003

11. Date company informed

25th May 2003

12. Total holding following this notification

2,706,500

13. Total percentage holding of issued class following this notification

3.3%

14. Any additional information

15. Name of contact and telephone number for queries

Elizabeth Edwards 01354 655674

16. Name and signature of authorised company official responsible for making this notification.

Elizabeth Edwards, Company Secretary

Date of notification: 28th May 2003

Enclosure 5.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BioProgress plc

2. Name of shareholder having a major interest

M D Brown

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18.

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5. Number of shares/amount of stock acquired

Not disclosed

6. Percentage of issued class

N/A

7. Number of shares/amount of stock disposed

Not disclosed

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 1p each

10. Date of transaction

21st May 2003

11. Date company informed

25th May 2003

12. Total holding following this notification

4,314,277

13. Total percentage holding of issued class following this notification

5.3%

14. Any additional information

15. Name of contact and telephone number for queries

Elizabeth Edwards 01354 655674

16. Name and signature of authorised company official responsible for making this notification.

Elizabeth Edwards, Company Secretary

Date of notification: 28th May 2003

Enclosure 6.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bioprogress plc

2. Name of shareholder having a major interest

Merrill Lynch Investment Managers Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18.

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

2,530,738 shares BNY Trust Company as trustees ofn the MLIT Alphae Specialist Situation Investment Fund

5. Number of shares/amount of stock acquired

199,441 sharers

6. Percentage of issued class

0.24%

7. Number of shares/amount of stock disposed

Not disclosed

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares

10. Date of transaction

16th June 2003

11. Date company informed

17th June 2003

12. Total holding following this notification

2,530,738 shares

13. Total percentage holding of issued class following this notification

3.09%

14. Any additional information

15. Name of contact and telephone number for queries

Elizabeth Edwards 01354-655674

16. Name and signature of authorised company official responsible for making this notification.

Elizabeth Edwards Company Secretary

Date of notification: 18th June 2003

Enclosure 7.

BioProgress PLC (‘the Company’)

The Company was informed on 19th June 2003 that following a recent transaction Prudential plc and all of its subsidiary companies no longer have a notifiable interest in the issued share capital of BioProgress PLC.

24th June 2003

Enclosure 8.

BioProgress PLC (‘BioProgress’ or the ‘Company’)

Pursuant to the exercise of options over 454,626 ordinary shares of 1p each in the Company, application has been made for these new ordinary shares (‘New Shares’) to be admitted to the Alternative Investment Market (‘AIM’). The option exercise price is 16 pence per share.

Admission of the New Shares is expected to become effective on 31 July 2003.

24 July 2003

Enclosure 9.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BioProgress plc

2. Name of shareholder having a major interest

Barry J Muncaster

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18.

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5. Number of shares/amount of stock acquired

3,437,093

6. Percentage of issued class

4.2%

7. Number of shares/amount of stock disposed

Not disclosed

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 1p each

10. Date of transaction

12th August 2003

11. Date company informed

13th August 2003

12. Total holding following this notification

10,071,593

13. Total percentage holding of issued class following this notification

12.3%

14. Any additional information

15. Name of contact and telephone number for queries

Elizabeth Edwards 01354 655674

16. Name and signature of authorised company official responsible for making this notification.

Elizabeth Edwards, Company Secretary

Date of notification: 13th August 2003

Enclosure 10.

BioProgress PLC (‘the Company’)

The Company was notified yesterday that following the recent sale of 206,044 Ordinary Shares Invesco Trust PLC no longer has a notifiable interest in the issued share capital of the Company.

14th August 2003

Enclosure 11.

19 August 2003

BioProgress plc

Delivery of XGEL(R) TABWRAP(R) machines

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces the delivery to customers of the first two machines, of its new innovative XGEL(R) TABWRAP(R) technology. The first machine has been delivered to one of the major global pharmaceutical companies in the USA with which the Company has had a long standing relationship, and the second machine has been delivered to Peter Black Healthcare in the UK. Peter Black is one of Europe’s leading contract pharmaceutical and supplement manufacturers.

These first machines are small-scale pilot versions of the full size XGEL(R) TABWRAP(R) systems which are currently being designed and built by BioProgress. The pilot scale machines are fully representative of the TABWRAP(R) technology and can generate the validating product performance and stability data, which is required for new pharmaceutical products. This will enable the customers to commence new product development immediately in the TABWRAP(R) technology and, in the case of Peter Black, win new customers for this exciting and innovative technology.

TABWRAP(R) is a customer led technology designed to replace the old methods of slow batch based tablet coating with a new fast continuous process which wraps the preformed tablets in BioProgress proprietary coloured cellulose based film.

Graham Hind, Chief Executive of BioProgress, said: ‘There has been relatively little innovation in the tablet making process for a number of years. The market opportunity for the TABWRAP(R) technology is enormous. For example, the most commonly used class of medication world-wide is analgesics and there are around 70 million prescriptions and 30 billion over the counter tablets sold in this category alone annually in the USA.

‘Our TABWRAP(R) technology offers a number of major advantages. It provides a fast track new product development opportunity. It meets the industry desire to replace animal derived materials like gelatin. It can produce a two-colour tablet not possible using traditional tablet spray coating techniques. It can improve product shelf life, and by manipulating the film wrap formulation, it is possible to release the active in the tablet into the body at a faster rate.

Most importantly these advantages are achieved at reduced production costs for the customer.’

Alan Clements, Managing Director of Peter Black Healthcare, said: ‘Peter Black is delighted to be the first company in Europe to be able to offer our customers new product development opportunities in the new TABWRAP(R) technology. Tablets manufacture is an important part of our business; we make more than thirty million tablets every week. As a company we are committed to innovation and the adoption of the latest technology to enhance and add value to our customer service.

‘We believe that BioProgress TABWRAP(R) will enable us to develop innovative products for our customers. There was an encouraging level of initial interest in the TABWRAP(R) concept and, now we have a pilot scale TABWRAP(R) machine at Peter Black, we can actively offer our customers the benefits of this exciting new technology.’

XGEL(R) TABWRAP(R) is one of four new dosage forms BioProgress is developing under the XGEL(R) family of products. These include: SWALLOW(R), a new non-gelatin liquid filled capsule process; NROBE(R), a new powder delivery dosage form; and SEPTUM(R), a new dosage form which enables the encapsulation of two non-compatible active ingredients in the same shell, delivering each at a different time or site in the body.

Enclosure 12.

BioProgress PLC (‘BioProgress’ or the ‘Company’)

Pursuant to the exercise of options over 500,000 ordinary shares of 1p each in the Company, application has been made for these new ordinary shares (‘New Shares’) to be admitted to the Alternative Investment Market (‘AIM’). The option exercise price is 16 pence per share.

Admission of the New Shares is expected to become effective on 26 August 2003.

19 August 2003

Enclosure 13.

BioProgress plc

Interim Results—Monday 15 September 2003

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, will be announcing its maiden Interim Results for the six months ended 30 June 2003 on Monday 15 September 2003.

A meeting for analysts will be held at 09.00 a.m. at the offices of Bankside, St. Mary Abchurch House, 123 Cannon Street, London, EC4 on Monday 15 September 2003.

Enclosure 14.

BioProgress plc

The delivery of the first XGEL(R) NROBE(R) machine and the execution of two further agreements

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, has completed the design and build of the first pilot scale version of its XGEL(R) NROBE(R) technology, which will now be delivered to Farmasierra in Madrid Spain. The pilot scale machine is fully representative of the full scale NROBE(R) machine.

Farmasierra can now commence a programme of new product development and comparative studies to generate data which shows the major benefits of the NROBE (R) technology in improving release characteristics and drug performance when compared with standard dosage forms.

Dr Tomas Olleros, President and CEO of Farmasierra said: ‘We are pleased to be the first in the World with the NROBE(R) technology. The delivery of the pilot scale machine will enable us to broaden our development programme and build on the work already completed. We believe the NROBE(R) technology opens up the possibility of significant formulation improvements to existing pharmaceutical products and the formulation of new products with enhanced active delivery performance. The NROBE(R) technology also streamlines the manufacturing process by eliminating several stages required in traditional tablet dosage form production.’

Graham Hind, CEO of BioProgress said: ‘Farmasierra is an important customer for BioProgress as they have a fully pharmaceutically approved manufacturing facility in Madrid. We believe the real opportunity for our NROBE(R) technology is the improvement of existing and the development of new (Rx) prescription medicines.

The development and validation work for products in this sector must be done within a facility approved for pharmaceutical manufacturing. Farmasierra can now provide Research and Development services in the NROBE(R) technology for all the major global pharmaceutical companies, enabling them to validate and assess the advantages offered by the NROBE(R) technology.’

XGEL(R) NROBE(R) is one of four new dosage forms BioProgress is developing under the XGEL(R) family of products. The others are: SWALLOW, a new non-gelatin liquid filled capsule process; TABWRAP(R), a new tablet wrapping process which eliminates the need for traditional tablet coating processes, and; SEPTUM(R), a new dosage form which enables the encapsulation of two non-compatible active ingredients in the same shell delivering each at a different time or site in the body.

BioProgress also announces the execution of two further development agreements. The names of the companies and the products involved must remain confidential for commercial reasons.

The first is the second phase of an agreement which has been running for nearly a year and involves the transfer of a major global product into BioProgress XGEL (R) technology.

The second is a new development agreement with another major top ten Pharmaceutical company working with BioProgress for the first time.

Enclosure 15.

BioProgress plc Letter of Intent & Final Discussions on Two Major Global Strategic Alliances BioProgress plc (‘BioProgress’ or the ‘Company’), a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today it has executed a letter of intent with one company and is in late-stage detailed discussions with a second to enter into global strategic alliances. The Company is pleased to announce that it is in late-stage detailed discussions with a major international supplier of products to the pharmaceutical industry with regard to the sale of an exclusive global license in respect of one of the Company’s technologies.

It is anticipated that a formal contract will be executed on or before November 30th 2003. BioProgress CEO Graham Hind said, ‘We have been in discussions with several potential partners who will enable us to have a true global reach for our technologies, ensuring we can meet and satisfy all the expectations of our customers and give them the confidence to transfer their major products into our dosage form technologies’. The second strategic alliance announced today is with Harro Hoefliger, the German pharmaceutical production machine builder.

Established twenty-five years ago, Harro Hoefliger is a world-class pharmaceutical machine and production process supplier whose existing customer base includes ninety percent of the leading global pharmaceutical companies. Harro Hoefliger has a global network for machine supply, installation and servicing. BioProgress has executed a letter of intent with Harro Hoefliger and the formal agreement is expected to be executed on or before October 31st 2003. The formal agreement will provide for Harro Hoefliger to be the exclusive builder, supplier, servicer and warranty provider for all BioProgress TABWRAP (R), SWALLOW, SEPTUM(R) and NROBE(R) machines. BioProgress will receive a margin on all machines sales and a royalty on all revenues generated by Harro Hoefliger from the service activities.

Alan Holmes of Harro Hoefliger said, ‘We have entered into the agreement with BioProgress because we believe the XGEL(R) technologies offer tremendous potential for the sale of pharmaceutical machines in significant volume world-wide. Harro Hoefliger is experienced in designing, installing and maintaining pharmaceutical processes that deliver liquids, solids or powders reliably in high volume. We have examined the BioProgress designs and prototype machines in detail and we believe we can build and deliver the first generation versions of the XGEL(R) technology. We also believe, by working closely with BioProgress using our experience, we can enhance and improve the performance of future versions of the XGEL(R) machines even further. This is a very exciting opportunity.’ Graham Hind BioProgress CEO said, ‘Harro Hoefliger is world class and well respected as machine and process suppliers to the pharmaceutical industry. Its engineering is of the highest quality.

It is important for our customers that our machines are built by a company with a reputation for high quality build and installation but most importantly for service and back up support. Our appointment of Harro Hoefliger as our exclusive manufacturer is another important strategic alliance that will give our existing and new customers great confidence and give us a truly global capability in machine installation and service. Harro Hoefliger has satisfied us that it has the resources to meet the roll-out of upwards of fifty of our XGelTM systems at the pace necessary to meet our business goals. This is a key strategic alliance for BioProgress as, by working with Harro Hoefliger, we believe we can generate further machine revenues by future performance upgrades to installed machines. By increasing the speed and throughput on existing and future machines, we also anticipate film revenues to increase from the current machine average of around £1 million per installed machine per year.’

Enclosure 16.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bioprogress plc

2. Name of shareholder having a major interest

Merrill Lynch Investment Managers Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18.

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

2,446,179 shares BNY Trust Company as trustees of the MLIT Alpha Specialist Situation Investment Fund

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares/amount of stock disposed

72,479

8. Percentage of issued class

9. Class of security

Ordinary shares

10. Date of transaction

11. Date company informed

2 October 2003

12. Total holding following this notification

2,446,179

13. Total percentage holding of issued class following this notification

2.97

14. Any additional information

15. Name of contact and telephone number for queries

Elizabeth Edwards 01354-655674

16. Name and signature of authorised company official responsible for making this notification.

Elizabeth Edwards Company Secretary

Date of notification: 2nd October 2003

Enclosure 17.

BioProgress plc

BioProgress announces the execution of a Letter of Intent with FMC BioPolymer to exclusively license one of its new dosage forms

BioProgress plc (AIM: BPRG), a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today it has executed a Letter of Intent to enter into a global strategic alliance with FMC BioPolymer, a division of FMC Corporation (NYSE: FMC), a US based corporation with annual revenues of approximately $2 billion.

FMC BioPolymer is a global leader in the supply of products and services to the pharmaceutical and life science industries. The Letter of Intent announced today is the culmination of several months of discussions and collaboration, during which FMC concluded that BioProgress is developing technology that complements and potentially enhances its current product portfolio. The companies anticipate that a final contract will be completed during the fourth quarter of 2003.

The Letter of Intent provides that, under the formal agreement, FMC Biopolymer will acquire an exclusive worldwide license for the BioProgress NROBE(R) dosage form, process, equipment and enabling technology. FMC BioPolymer will be solely responsible for commercialisation of NROBE(R) systems and associated films.

The Letter of Intent enables BioProgress and FMC BioPolymer to collaborate on the construction of a purpose-built pharmaceutical standard (cGMP) film production facility, believed to be the first such facility in Europe and only the second in the world, at the BioProgress site in Cambridgeshire UK.

Graham Hind, Chief Executive of BioProgress, said: ‘NROBE(R) is a big proposition for the pharmaceutical industry and it has the potential to change the way drugs are delivered. While offering a tremendous long-term opportunity, the NROBE(R) technology is the most challenging of our new dosage forms for a small company like BioProgress to commercialise effectively. This is an important strategic alliance for BioProgress as FMC BioPolymer operates globally, has well established pharmaceutical experience and reputation, and senior level relationships with major pharmaceutical companies.’

Commenting on today’s announcement, David Simcox, General Manager of FMC’s Pharmaceutical business said: ‘FMC BioPolymer is constantly looking for new opportunities to develop and enhance its product and service offerings to customers. NROBE(R) may revolutionise pharmaceutical dose form design, providing the industry with a unique and effective new solid oral dosage form.’

BioProgress plc

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company holds 15 patents with a further 38 pending and has product development agreements with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it withseveral significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

FMC Corporation

FMC Corporation (NYSE: FMC) is a diversified chemical company serving agricultural, industrial and consumer markets globally for more than a century with innovative solutions, applications and quality products. The company employs approximately 5,500 people throughout the world. The company divides its businesses into three segments: Agricultural Products, Specialty Chemicals, and Industrial Chemicals.

Enclosure 18.

BioProgress plc

BioProgress Technology Limited initiates patent entitlement action against

Stanelco Fibre Optics Limited

BioProgress Technology Limited, a wholly owned subsidiary of BioProgress plc (‘BioProgress’ or the ‘Company’), a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, today commenced proceedings against Stanelco Fibre Optics Limited (‘Stanelco’) a subsidiary of Stanelco plc claiming entitlement to key patents and patent applications in the portfolio of Stanelco.

The patents in question relate to processes for encapsulation (for example, of pharmaceutical, healthcare or non-ingestible industrial products) by gelatin-free polymeric materials (gelatin being derived from animal materials), which processes were invented by BioProgress Technology Limited in 1998.

The proceedings comprise BioProgress’ application to have ownership of certain key patents and patent applications in the portfolio of Stanelco assigned to BioProgress, together with an order to have BioProgress registered as the rightful owner of the patents and patent applications in question.

Under its generic brand XGelTM, BioProgress has developed four new pharmaceutical dosage forms SWALLOW, TABWRAP(R), NROBE(R) and SEPTUM(R) and has an extensive patent portfolio. The patents which are the subject of these proceedings are not related directly to the TABWRAP(R), NROBE(R) and SEPTUM(R) new dosage forms which BioProgress is in the process of commercialising. The proceedings will not impact upon the Company’s ability to deliver these technologies to its current customers or have any effect on existing customer relationships and the strategic alliances recently announced.

BioProgress has amassed strong intellectual property and intends to safeguard it by legal means, as and when necessary. Insurance has been obtained to protect the costs position of BioProgress in the litigation.

Barry Muncaster, Consultant and former Chief Executive of BioProgress, is in charge of this dispute in order to allow current management to focus on business development.

Graham Hind, Chief Executive of BioProgress, said: ‘During the process of developing our capsule technology we explored a number of capsule sealing options including laser and radio frequency. The patents which are the subject of these proceedings are not used in our TABWRAP(R), NROBE(R) and SEPTUM(R) processes but, we believe, have significant value in the development of additional new processes and dosage forms.

‘As we are now a UK public company with responsibilities to our shareholders we intend fully to retain and maintain all the innovative products we have developed and will do what needs to be done to ensure that our IP is protected.

When ownership of the patents is established, we can continue to generate significant additional licensing revenues and further strengthen our existing strong business model for the benefit of our shareholders. The fact that we have secured insurance cover for the costs of this litigation enables us to progress these proceedings with a high level of confidence.’

BioProgress will not be making further comment until proceedings have been resolved.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Elizabeth Edwards

Dated: October 22, 2003	Elizabeth Edwards
Chief Financial Officer